Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement No. 333-178635 on Form F-10, Nos. 333-175265, 333-155538 and 333-113073 on Form S-8, and No. 333-159215 on Form F-3 and to the use of our reports dated March 9, 2012 relating to the consolidated financial statements of Brookfield Office Properties Inc., formerly Brookfield Properties Corporation, and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants

Toronto, Canada
March 30, 2012